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SEC FILE NUMBER
8- ~~66121~~ 67941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 AND ENDING 09/30/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) — NY (State) — 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael Clancy — (212) 370-5652 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) — New York (City) — New York (State) — 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Clancy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDRES DEJESUS CORDERO
Notary Public - State of New York
No. 01CO6234102
Qualified in New York County
My Commission Expires January 10, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check applicable boxes):

- [x] (a)Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2011

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (a Delaware corporation) (the "Company") as of September 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, it is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
December 5, 2011

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
September 30, 2011

ASSETS

Cash and cash equivalents	$	533,293
Accounts receivable (net of allowance for doubtful accounts of $7,675)		344,862
Other assets		50,002
Total assets	$	928,157

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	32,291
Unearned revenue		56,875
Due to Parent		126,022
Total liabilities		215,188
Stockholder's equity:		
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		50,340,000
Accumulated deficit		(49,627,031)
Total stockholder's equity		712,969
Total liabilities and stockholder's equity	$	928,157

The accompanying notes are an integral part of this statement.

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Operations
For the year ended September 30, 2011

REVENUES		
Transaction fees	$	1,955,398
Membership fees		246,250
Interest		5,123
Net gain on investments		2,962
Total revenues		2,209,733
OPERATING EXPENSES		
Employee compensation and related benefits		5,255,802
Share-based compensation		312,165
Communication and data		2,571,990
Professional and consulting fees		2,044,143
Transaction related expenses		378,520
Depreciation and amortization		3,743,621
General and administrative expenses		1,031,216
Total expenses		15,337,457
Net loss	$	(13,127,724)

The accompanying notes are an integral part of this statement.

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the year ended September 30, 2011

	Common Stock		Additional		
	Number of Shares	Par Value	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, October 1, 2010	100	$ -	$ 38,000,000	$(36,499,307)	$ 1,500,693
Capital contributions	-	-	12,340,000	-	12,340,000
Net loss	-	-	-	(13,127,724)	(13,127,724)
Balance, September 30, 2011	100	$ -	$ 50,340,000	$(49,627,031)	$ 712,969

The accompanying notes are an integral part of this statement.

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Cash Flows
For the year ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (13,127,724)
Adjustments to reconcile net loss to net cash used in operating activities	
Bad debt expense	34,684
Changes in operating assets	
(Increase) decrease	
Investment in securities, at fair value	1,755,986
Accounts receivable	(166,936)
Other assets	(16,877)
Changes in operating liabilities	
Increase (decrease)	
Accounts payable and accrued expenses	29,829
Unearned revenue	10,625
Due to Parent	8,500,960
Net cash used in operating activities	(2,979,453)
Net decrease in cash and cash equivalents	(2,979,453)
Cash and cash equivalents at beginning of year	3,512,746
Cash and cash equivalents at end of year	$ 533,293
Noncash financing activity	
Forgiveness of payable to the Parent and corresponding capital contribution	$ 12,340,000

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash and cash equivalents with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued by FASB for accounting and reporting of share-based payment. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $155,519 as at September 30, 2011 and was included in Accounts receivable on the Statement of Financial Condition. The Company collected the full amount in October 2011.

4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year the Parent made capital contributions of $12,340,000 to the Company through the forgiveness of payables to Parent.

5. LIQUIDITY

Currently, the Company's operations are not cash flow positive. The Parent raised $33,600,000 in March 2009 through the issuance of Series D Preferred shares of the Parent. In May 2009, the Company launched its AQS marketplace. There are risks related to the development and introduction of a new system, including but not limited to, additional costs to develop market, market acceptance and scalability. While management believes it has adequate liquidity to further enhance and onboard customers to reach a critical mass, this will ultimately depend on favorable resolutions of these uncertainties. The Company has incurred a cumulative loss of $49,627,031 since its inception. See also Note 12.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2011, the Company's net capital was $473,624 which was $459,271 in excess of its required level.

7. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended September 30, 2011, the Parent allocated $13,769,458 of expenses to the Company, consisting primarily of cash compensation and benefits, employee share-based compensation, professional and consulting fees, and depreciation and amortization.

Since 2009, the Parent started amortizing the capitalized software as the AQS marketplace when it was launched in May 2009. The factors considered for deciding the timing and balance to amortize included a review of costs incurred to put the marketplace in a usable condition, timing of significant enhancements or

new functionalities, industry and technological innovations and the product life cycle. For the year ended September 30, 2011, the amount allocated for depreciation and amortization of capitalized software was $3,256,107.

8. TRANSACTION RELATED EXPENSES

These expenses relate to the monthly charges incurred from a third party provider for connectivity and processing performed through their systems which interacts with the Company's AQS platform.

9. INCOME TAXES

Effective October 1, 2009, the Company implemented the new accounting requirements associated with uncertainty in income taxes using the provisions of FASB ASC 740, Income Taxes. As of September 30, 2011, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended September 30, 2011 and any other open years.

The Company's deferred tax asset at September 30, 2011, amount to approximately $19,860,000. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance because it is not certain that the deferred tax asset will be utilized. The net operating loss carryforwards expire in various years through 2031, subject to limitations pursuant to Internal Revenue Code section 382. The Company has 2008 through 2011 as open tax years.

10. CONCENTRATION OF CREDIT RISK

During the year ended September 30, 2011, four customers accounted for approximately 45% of the Company's total revenues. Amounts due from these customers as of September 30, 2011 totaled $25,337 and are included in accounts receivable on the accompanying Statement of Financial Condition. In addition, these balances were subsequently collected.

11. EQUITY INCENTIVE PROGRAM

Effective July 1, 2011, the Parent initiated an Equity Incentive Program ("EIP"). Under the EIP, customers can earn up to 24,000,000 warrants convertible into common shares. These warrants will be awarded based on the level of maintenance fee revenues earned from the participating members over a two year period above a certain minimum threshold. The warrant expense will be determined based upon estimated revenue levels for the two-year period. Warrant expense is recorded as a reduction of revenue and a corresponding credit to additional paid in capital. Warrant expense for the fiscal year 2011 was not material.

12. SUBSEQUENT EVENTS

On December 5, 2011, the Parent closed its Series 2 preferred stock offering for approximately $11,436,000. As part of the offering the Parent issued 5,813,093 shares of Series 2 preferred stock at $1.9673 per share, as well as warrants to purchase an additional 2,906,547 Series 2 preferred shares.

SUPPLEMENTARY INFORMATION

AUTOMATED EQUITY FINANCE MARKETS, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2011

Total stockholder's equity	$ 712,969
Deductions and/or charges - accounts receivable and other assets	(239,345)
Net capital before haircuts on securities	473,624
Haircuts on securities	-
Net capital	473,624
Minimum net capital requirement the greater of $14,353 (6 2/3% of aggregate indebtedness of $215,188) or $5,000	(14,353)
Excess net capital	$ 459,271
Ratio of aggregate indebtedness to net capital	0.45 to 1

There were no material differences between the Company's Form X-17a-5 Part II A filing as of September 30, 2011 and the above schedule.

AUTOMATED EQUITY FINANCE MARKETS, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the *Securities and Exchange Commission*

September 30, 2011

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

AUTOMATED EQUITY FINANCE MARKETS, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2011

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Grant Thornton

Grant Thornton

Grant Thornton

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2011

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Automated Equity Finance Markets, Inc.

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (a Delaware corporation) (the "Company") as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
December 5, 2011

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
September 30, 2011

ASSETS		
Cash and cash equivalents	$	533,293
Accounts receivable (net of allowance for doubtful accounts of $7,675)		344,862
Other assets		50,002
Total assets	$	928,157
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	32,291
Unearned revenue		56,875
Due to Parent		126,022
Total liabilities		215,188
Stockholder's equity:		
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		50,340,000
Accumulated deficit		(49,627,031)
Total stockholder's equity		712,969
Total liabilities and stockholder's equity	$	928,157

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. (the "Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash and cash equivalents with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Connectivity and transaction fees are invoiced and recognized based on members' monthly activity on AQS. Interest and realized and unrealized gains and losses on Treasury bills and certificates of deposit are recognized on an accrual basis.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

Share-Based Compensation

The Parent accounts for share-based compensation pursuant to guidance issued by FASB for accounting and reporting of share-based payment. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $155,519 as at September 30, 2011 and was included in Accounts receivable on the Statement of Financial Condition. The Company collected the full amount in October 2011.

4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year the Parent made capital contributions of $12,340,000 to the Company through the forgiveness of payables to Parent.

5. LIQUIDITY

Currently, the Company's operations are not cash flow positive. The Parent raised $33,600,000 in March 2009 through the issuance of Series D Preferred shares of the Parent. In May 2009, the Company launched its AQS marketplace. There are risks related to the development and introduction of a new system, including but not limited to, additional costs to develop market, market acceptance and scalability. While management believes it has adequate liquidity to further enhance and onboard customers to reach a critical mass, this will ultimately depend on favorable resolutions of these uncertainties. The Company has incurred a cumulative loss of $49,627,031 since its inception. See also Note 11.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At September 30, 2011, the Company's net capital was $473,624 which was $459,271 in excess of its required level.

7. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

8. INCOME TAXES

Effective October 1, 2009, the Company implemented the new accounting requirements associated with uncertainty in income taxes using the provisions of FASB ASC 740, Income Taxes. As of September 30, 2011, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended September 30, 2011 and any other open years.

The Company's deferred tax asset at September 30, 2011, amount to approximately $19,860,000. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance because it is not certain that the deferred tax asset will be utilized. The net operating loss carryforwards expire in various years through 2031, subject to limitations pursuant to Internal Revenue Code section 382. The Company has 2008 through 2011 as open tax years.

9. CONCENTRATION OF CREDIT RISK

During the year ended September 30, 2011, four customers accounted for approximately 45% of the Company's total revenues. Amounts due from these customers as of September 30, 2011 totaled $25,337 and are included in Accounts receivable on the accompanying Statement of Financial Condition. In addition, these balances were subsequently collected.

10. EQUITY INCENTIVE PROGRAM

Effective July 1, 2011, the Parent initiated an Equity Incentive Program ("EIP"). Under the EIP, customers can earn up to 24,000,000 warrants convertible into common shares. These warrants will be awarded based on the level of maintenance fee revenues earned from the participating members over a two year period above a certain minimum threshold.

11. SUBSEQUENT EVENTS

On December 5, 2011, the Parent closed its Series 2 preferred stock offering for approximately $11,436,000. As part of the offering the Parent issued 5,813,093 shares of Series 2 preferred stock $1.9673 per share, as well as warrants to purchase an additional 2,906,547 Series 2 preferred shares.

Grant Thornton